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CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Equinox Gold Corp.
We consent to the incorporation by reference in the Registration Statement on Form F-10 (No. 333-268499) of our reports dated February 21, 2023, with respect to the consolidated financial statements of Equinox Gold Corp. (the “Entity”), which comprise the consolidated statements of financial position as of December 31, 2022 and December 31, 2021, the related consolidated statements of (loss) income, comprehensive (loss) income, cash flows and changes in equity for each of the years in the two-year period ended December 31, 2022, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2022, which reports appear in the Form 6-K of the Entity dated February 21, 2023.

/s/ KPMG LLP

Chartered Professional Accountants

February 21, 2023
Vancouver, Canada

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